United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

Announcement | Lisbon | 30 October 2015

Material fact disclosed by Oi

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

PHAROL, SGPS S.A. Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or “Company”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76, informs its shareholders and the market in general that, on October 28, 2015, after having evaluated the exclusivity proposal for the potential transaction with  the purpose of making possible a consolidation of the Brazilian telecommunications sector involving a potential business combination with TIM Participações S.A. (“TIM Participações”), which was delivered by LetterOne Technology (UK) LLP (“L1 Technology”) and disclosed by Oi in the Material Fact dated October 26, 2015, Oi sent a letter to L1 Technology , containing an exclusivity counterproposal, by which Oi and L1 Technology would grant each other a mutual right of exclusivity for a period of seven (7) months from October 23, 2015, with respect to, primarily, business combinations involving companies or assets in the Brazilian telecommunications sector.

Oi has received confirmation that L1 Technology agrees with all the terms of the counterproposal. As a result, Oi and L1 Technology are bound by exclusivity for the period of seven (7) months from October 23, 2015.

If the transaction is completed, we expect it would lead to a reduction in the leverage of Oi, becoming a more robust player, and would lead to the generation of important synergies and economies of scale, promoting value generation for all of our shareholders. A potential business combination of Oi and TIM Participações should result in the creation of a more complete and well-positioned telecommunications operator that would be able to compete against global players already operating in Brazil. Customers should benefit from the resulting strengthening of the Company.

The Company will maintain its shareholders and the market informed with respect to any events related to the foregoing.

Rio de Janeiro, October 30, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

Special Note Regarding Forward-Looking Statements:

This communication contains forward-looking statements within the meaning of the U.S. Private  Securities  Litigation  Reform  Act  of  1995   and   Brazilian   applicable regulation. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts”, “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.